UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 1

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            PHOENIX MEDIA GROUP, LTD.
                           --------------------------
                 (Name of Small Business Issuer in its charter)

           NEVADA                                              33-0714007
--------------------------------                        -----------------------
(State or other jurisdiction of                              (I.R.S. Employer
Incorporation or organization)                             Identification No.)

             290 EAST VERDUGO, SUITE 207, BURBANK, CALIFORNIA 91502
             -------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE   (818) 563-3900
                                                     --------------

Securities to be registered under Section 12(b) of the Exchange Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

                  None                                    None

Securities to be registered under Section 12(g) of the Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                                (Title of class)

                 CONVERTIBLE PREFERRED SERIES A, $0.01 PAR VALUE
                 -----------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS


ITEM NUMBER AND CAPTION                                                    PAGE

PART I

Item 1.   Description of Business............................................ 3

Item 2.   Management's Discussion and Analysis or Plan of Operations......... 5

Item 3.   Description of Property............................................ 9

Item 4.   Security Ownership of Certain Beneficial Owners and Management..... 9

Item 5.   Directors, Executive Officers, Promoters and Control Persons;......10

Item 6.   Executive Compensation.............................................11

Item 7.   Certain Relationships and Related Transactions.....................11

Item 8.   Description of Securities..........................................12

PART II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity
                  and Other Shareholder Matters..............................13

Item 2.   Legal Proceedings..................................................14

Item 3.   Changes in and Disagreements With Accountants......................14

Item 4.   Recent Sales of Unregistered Securities............................14

Item 5.   Indemnification of Directors and Officers..........................14.

Part F/S  Financial Statements...............................................15

PART III

Item 1.   Index to Exhibits..................................................16

Item 2.   Description of Exhibits............................................16

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Phoenix Media Group, Ltd. (the "Company") was organized under the laws of the State of Utah on December 5, 1985 as Bullseye Corp., a blind pool. The Company was formed for the purpose of raising capital to be used to investigate and acquire interests in products and businesses which were perceived to have a potential for profit. On June 22, 1992, the name of the Company was changed to Natural Solutions, Ltd. and the corporate domicile was changed to the State of Nevada. Natural Solutions, Ltd. planned to be in the medical field but was ultimately unsuccessful in commencing operations or generating any revenues. Subsequently, the Company's name was changed to High Seas Entertainment, Inc., which proposed venture was also unsuccessful.

         On March 25, 1994, the Company name was changed to Phoenix Media Group, Ltd. The Company initially commenced operations in the production of radio and television infomercials and is now expanding into the field of commercial cartoon character development, merchandising and licensing. The Company was in the development stage through June 30, 1994. The fiscal year ended June 30, 1995 year is the first year during which the Company is considered an operating company.

          The   Company's   objective  is  to  become  a  major  player  in  the
communications industry with an emphasis on radio, television and Internet services. As part of its business plan, the Company is voluntarily filing this registration statement on Form 10-SB in order to become subject to the reporting requirements of the Securities Exchange Act of 1934 and to enable the Company's common stock to continue to be traded on the OTC Electronic Bulletin Board. The Company's common stock trades on the NASD Electronic Bulletin Board under the symbol "PXMG-BB".

         The Company's office is located at 290 East Verdugo, Suite 207, Burbank, California 91502. The contact person is Ronald Irwin, CEO and the telephone number is (818) 563-3900. The COMPANY'S WEB SITES ARE WWW.PHOENIXMEDIAGROUP.COM AND WWW.MANFREDMOOSE.COM.

         The Company's principal products are the production of radio and television infomercials and commercials along with the development, publication, manufacture, design and sale of books and toys in the image of or otherwise relating to the character Manfred Moose(TM). The Company's radio and television infomercials and commercials are solicited directly from a wide variety of commercial prospects and distributed via electronic media to various radio and television stations.

         Currently, the Company produces radio programs that are broadcast on four commercial radio stations in San Francisco, Seattle, Portland and Annapolis. The Company has been involved in producing these programs profitably for a number of years now. The Company purchases the air time from the radio stations and then re-sells the air time to the companies that sponsor the Company's shows in the form of advertising.

         During Fiscal Year 1999, the Company announced the development of the Manfred Moose(TM) Millennium Doll and the book "Manfred Moose(TM) Flies to Hong Kong." Both products have been completed and are being marketed for sale. The Company is producing and SELLING MANFRED MOOSE(TM) FLIES TO HONG KONG, a 32 page full color illustrated book for children ages three to seven. The book is sold at Amazon.com, Barnes & Noble.com and through the Company's website. The Company is also plans to market and sell such Manfred Moose(TM) merchandise as alarm clocks, a putter head cover and a putter.

         The Company has an agreement with Air Tahiti Nui to produce a Manfred Moose(TM) coloring book for distribution on Air Tahiti Nui flights between Los Angeles, Papeete, Tokyo and Osaka. The coloring book is presently in development and it is expected to cost the Company approximately $10,000 in development costs. The first printing is to expected to be for 10,000 copies.

         THE COMPANY ALSO HAS AN AGREEMENT WITH AIR TAHITI NUI TO SELL A BOOK, THE LEGEND OF MOANA MOOSE, through the airline's in-flight store on a duty-free basis. The book is in development and expected to be published in September, 2000. The Company anticipates selling this book through the above-mentioned channels, including its own web site. The development cost of this book is estimated to be approximately $25,000 and the first printing is estimated to be for 7,500 copies.

         At this time, the Company is also in the process of developing a three and one-half minute animated cartoon. This cartoon will be used to present the Manfred Moose(TM) character to major television networks and program syndicators, with the hope of eventually creating a Manfred Moose(TM) cartoon series, although there can be no assurances that the Company will be successful in creating or selling such a series or that such a series will ultimately be successful. The development costs associated with this project are estimated to be approximately $100,000 with completion of the initial development of the character in nine to twelve months.

         The Company faces significant competition in the field of radio and television commercials and infomercials. The Company's relative position in the industry is small and there are many companies with significantly more assets, expertise and reputation. The competition with regard to the Company's character, Manfred Moose(TM) is very substantial and dominated by several very large and well-known competitors, including several major corporations, with significantly more revenues, assets, reputation and expertise in this field. The Company's relative position in the industry is very small.

         The Company holds a trademark on the name Manfred Moose(TM) and copyrights on several Manfred Moose(TM) images.

         The Company presently has four employees, two of whom work full-time for the Company.

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ITEM 2. MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS.

FORWARD-LOOKING STATEMENTS MAY NOT PROVE ACCURATE

When used in this Form 10-SB, the words anticipated, estimate, expect, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including the possibility that the Company's will fail to generate projected revenues. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

General

         The  following   discusses  the  financial   position  and  results  of
operations of the Company.

         Customers with repeat business accounted for a majority of the revenues generated. Significantly all of the Company's revenues came from its resale of air time to its customers. That was the Company's principle service provided during fiscal 1999. During fiscal 1999, the Company began purchasing air time from a total of four stations, which is double the number of stations it was purchasing from during fiscal 1998. Revenues from sales of items associated with Manfred Moose(TM) were negligible. Although the Company provides service to its customers with repeat business, there is no assurance that such customers will maintain or increase the level of volume of business of the Company.

         During fiscal 1999, the Company's total assets increased to approximately $181,000 over approximately $157,000 during fiscal 1998. Part of this was due to the payment of an outstanding account receivable through the transfer of $57,750 worth of stock to the Company. For the six month period ended December 31, 1999, the Company's assets were approximately $134,000. This difference from fiscal 1999 was due to the Company selling the stock it had received to pay the Company's liabilities.

RESULTS OF OPERATIONS - The following table set forth, for the years ended June 30, 1999 and 1998, certain items from the Company's Condensed Statements of Operations expressed as a percentage of net sales.

                                                           1999          1998
                                                        ---------     ---------

Sales, Net .........................................       100.0%        100.0%
Cost of Sales ......................................        29.0%         16.1%
                                                        ---------     ---------

Gross Margin .......................................        71.0%         83.9%

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Operating Expenses ................................         58.8%        119.3%
                                                        ---------     ---------

Operating Income (Loss) ...........................         12.2%        (35.4)%

Interest Income, Net ..............................         (1.5)%        (2.8)%
                                                        ---------     ---------

Income (Loss) Before Income Taxes .................         10.7%        (38.2)%

Income Taxes ......................................          0.3%          0.5%
                                                         ---------     ---------

Net Income (Loss) .................................         10.4%        (38.7)%
                                                        =========     =========


NET SALES

         Net sales for Fiscal 1999 compared to Fiscal 1998 increased by approximately $132,000 or 91.6%. This increase was due to expansion of sales and marketing efforts as the Company began to purchase and resell air time on four stations in fiscal 1999 as compared to two stations in fiscal 1998. For the six month period ended December 31, 1999, revenues were approximately $190,000 as compared to approximately $140,000 for the six month period ended December 31, 1998 and is also attributable to the Company's increased sales and marketing efforts.

COST OF SALES

         Cost of sales for Fiscal 1999 increased approximately $57,000 or 246.0% compared to Fiscal 1998. As a percentage of sales, cost of sales increased 12.9% from 16.1% to 29.0%. This increase was due to the purchase of additional air time at increased costs as the Company increased from two to four the number of stations at which it was purchasing air time. For the six month period ended December 31, 1999, costs of sales as a percentage of sales decreased 11.3% to 17.7%, down from 29.0% for the six month period ended December 31, 1998. This decrease is attributable to decreases in air time costs during this fiscal period as compared to the previous year. The Company anticipates that costs of sales will continue to fluctuate between 15% and 30% depending on the cost it must pay for air time.

         Also, as the Company complete development of the various Manfred Moose(TM) projects it is currently working on, its cost of sales will be affected, although the Company cannot predict with any degree of accuracy how much since, to a large extent, that depends on how successful this new line of business in for the Company.

OPERATING EXPENSES

         Operating expenses during Fiscal 1999 decreased approximately $10,000 or 5.61% compared to Fiscal 1998, from $172,509 to $162,821. As a percentage of sales, operating expenses decreased

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60.5%  from  119.3% to  58.8%.  This  decrease  was due to an  executive  salary reduction and fixed costs being spread across increased revenues. For the six month period ended December 31, 1999, operating costs were approximately $222,000 compared to approximately $81,000 for the six month period ended December 31, 1998. Most of this increase in operating expenses is attributable to the Company's efforts with regard to developing Manfred Moose(TM) and related products to market and sell in the future and includes compensation to officers and directors as well as actual production costs. It is anticipated that this
trend  will  continue  as  the  Company   continues  to  develop  and  seek  new
opportunities to license and market Manfred Moose(TM) merchandise. The Company cannot predict how and when, if ever, it will recoup these operating expenses until the Company can gauge whether or not this character will be successful with consumers and as a marketing tool for businesses wishing to license the character for their use.

LIQUIDITY AND CAPITAL RESOURCES

         The Company requires working capital principally to fund its current operations. Generally, the Company has adequate funds for its activities. There are no formal commitments from banks or other lending sources for lines of credit or similar short-term borrowing. It is anticipated that the current operations will expand and the funds generated will exceed the Company's working capital requirements for the next year. The Company has long term goals to further develop Manfred Moose(TM) merchandise and products over the next twelve month period and expects that the projects it currently has in development will require approximately $150,000 over the next twelve months. The Company believes that its operations will be able to provide the funds for these development costs. The Company anticipates that ultimately, these development costs will be recouped through the eventual sales of the various products being developed.

         For the fiscal year ended June 30, 1999, the Company had $57,750 in investments held for sale. This consisted of securities transferred to the
Company in satisfaction of an account receivable of the Company. These securities were sold in the fall of 1999, with the Company incurring a loss of $32,859 on the transaction. The Company does not anticipate this type of activity recurring in the future. For the six month period ended December 31, 1999, the Company's assets were reduced by by $57,750 due to the sale of these securities. This loss and the issuance of stock as compensation are major reasons why the Company reflects a loss before taxes of approximately $99,000 for the six month period ended December 31, 1999 compared to a net profit before taxes of approximately $15,000 for the six month period ending December 31, 1998.

         For the six month period ended December 31, 1999, the Company's asset value of vehicles rose to $34,173 compared to $15,200 for the six month period ended December 31, 1998. This increase is attributable to the purchase of a Ford Taurus for use by the Company's CEO.

         The Company generates and uses cash flows through three activities: operating, investing, and financing. During 1999, operating activities used cash of approximately $4,000 as compared to net cash used of approximately $7,000 for 1998. For the six month period ended December 31, 1999, the Company's operating activities used cash of approximately $19,000 while for the six month period ended December 31, 1998, the Company's operating activities used approximately $2,000. Much of this increase in attributable to the Company's development and marketing of Manfred Moose(TM).

         Cash flows used by investing activities is primarily due to the acquisition of approximately $5,000 of computer equipment and office furniture for 1999. During 1998 investing activities provided approximately $27,000, from shareholder loans and notes receivable and used approximately $15,000 for the purchase of property and equipment.

         Financing activities used less than $1,000 in principal payments on debt for 1999 and 1998. During 1998 financing activities provided $5,000 in proceeds from capital stock issued.

         Management believes that the Company's current cash and funds available will be sufficient to meet capital requirements and short term and long term working capital needs in the fiscal year ending June 31, 2000 and beyond, unless a significant acquisition or expansion is undertaken. The Company is constantly searching for potential acquisitions and/or expansion opportunities. However, there are no arrangements or ongoing negotiations for any acquisition or expansion.

RECENT DEVELOPMENTS

         The Company continues to pursue its efforts in marketing and licensing Manfred Moose(TM) and is working to complete the projects with Air Tahiti described above. Efforts to work on a cartoon series are still progressing. The Company entered into an agreement with a major shareholder whereby that shareholder invested $50,000 in early 2000 to help fund the development costs incurred by the Company in creating and marketing Manfred Moose(TM).

Inflation and Regulation

         The Company's operations have not been, and in the near term are not expected to be, materially affected by inflation or changing prices. The Company encounters competition from a variety of Companies in its markets. Many of these companies have long standing customer relationships and are well-staffed and well financed. The Company believes that competition in the its industries is based on customer satisfaction and production of quality products and services, although the ability, reputation and support of management is also significant. The Company does not believe that any recently enacted or presently pending proposed legislation will have a material adverse effect on its results of operations.

Factors That May Affect Future Results

         Management's Discussion and Analysis and other parts of this registration statement contain information based on management's beliefs and forward-looking statements that involve a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ

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materially for the  forward-looking  statements as a result of various  factors, including but not limited to the following:

         The markets for many of the Company's offerings are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. The Company's operating results will depend to a significant extent on its ability to design, develop, or otherwise obtain and introduce new products, services, systems, and solutions and to reduce the costs of these offerings. The success of these and other new offerings is dependent on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors, and market acceptance. The ability to successfully introduce new products and services could have an impact on future results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company maintains an office condominium at 290 East Verdugo Avenue, Suite 207, Burbank California. The property was purchased for $75,000 and is being amortized over 39 years. The property is subject to a first mortgage with monthly payment of $393.36 over 30 years at 8.75%.

         In the opinion of management, all properties owned by the Company are adequately insured.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)  Security ownership of certain beneficial owners.

         The following table sets forth the number and percentage of the Company's common shares owned of record and beneficially by each person owning more than 5% of such common shares, and the shares beneficially owned by all directors, executive officers and nominees: at December 31, 1999.

    (1)                      (2)                          (3)             (4)
                          Name and                    Amount and
                         Address of                   Nature of
  Title of               Beneficial                   Beneficial      Percent of
   Class                   Owner                        Owner            Class
-------------------------------------------------------------------------------

Common Stock       Bristol Investments Limited         500,000            7.27%
                   1601 Kinwick Centre
                   32 Hollywood Road
                   Central Hong Kong
                   Zhong Hong Li

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    (1)                      (2)                          (3)             (4)
                          Name and                    Amount and
                         Address of                   Nature of
  Title of               Beneficial                   Beneficial      Percent of
   Class                   Owner                        Owner            Class
-------------------------------------------------------------------------------


Directors & Executives

                   Ronald R. Irwin, CEO & Director   3,500,000           50.87%
                   290 E. Verdugo Ave.
                   Burbank, CA 91502

                   Richard Spangler, President &       100,000            1.45%
                   Director
                   290 E. Verdugo Ave.
                   Burbank, CA 91502

                   David Petrik, Director               25,000            0.36%
                   290 E. Verdugo Ave.
                   Burbank, CA 91502

                   Wayne K. Smith, Sec/Treas.           68,000            0.99%
                   290 E. Verdugo Ave.
                   Burbank, CA 91502

Directors and executive                              3,693,000           53.67%
officers as a Group


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Directors and Executive Officers.


     (1)                               (2)                         (3)
 NAME and AGE                        POSITION                  TERM OF OFFICE

Ronald R. Irwin        54       C.E.O. and Chairman          Until next meeting

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     (1)                               (2)                         (3)
 NAME and AGE                        POSITION                  TERM OF OFFICE

Richard Spangler       65       President & Director         Until next meeting

David Petrik           52       Director                     Until next meeting

Wayne Smith            45       Secretary/Treasurer          Until next meeting


Ronald R. Irwin - During the past 5 years, Mr. Irwin has been engaged full time as Chairman and C.E.O. for the Company.

Richard - Spangler - During the past 5 years, Mr. Spangler has served full time as President and Director for the Company.

David Petrik - During the past 5 years, Mr. Petrik has served as Director and Chief Engineer for the Company. Prior to his employment with the Company, he worked as a Radio Engineer for KROQ Radio in Los Angeles, CA, and the Premier Radio Network in Los Angeles, Ca.

Wayne Smith - During the past 5 years has served as Secretary/Treasurer for the Company. During this same period of time, he has also worked for Trans World Airlines, Inc. in a non-executive position.

ITEM 6.  EXECUTIVE COMPENSATION.

         No executive received in excess of $100,000 compensation during the past three years.

         Ronald  R.  Irwin,   C.E.O.  and  Chairman  received   compensation  of
approximately $60,000 per year during the past three years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         During 1997, the Company loaned Ronald Irwin, its CEO and director, $20,100, interest at 1%, repayable at $201 per month for ten months with a balloon payment due in 2007. In addition, Wayne Smith, Secretary and Treasurer of the Company, advanced $8,000 at 0% interest, to the Company.

         In September, 1999, the Company authorized the issuance of 100,000 shares of its common stock, valued at $20,000, to Mr. Irwin, CEO and 30,000 shares of its common stock, valued at $6,000, to Mr. Smith, Secretary and Treasurer, as compensation for their work in conceiving and developing the Manfred Moose(TM) concept. An additional 10,000 shares valued at $2,000 was issued to the artist responsible for illustrating Manfred Moose(TM) as a bonus for his excellent work. An

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



additional 20,000 shares valued at $4,000 was issued to an outside consultant who has performed numerous services for the Company over the years.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, par value $.001. The Company presently has 6,880,649 shares of its common stock issued and outstanding. Each record holder of Common Stock is entitled to one vote for each share held in all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Amended Articles of Incorporation.

         Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of Series A Convertible preferred stock, par value $.01. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by the Company. The Company anticipates that preferred stock may be utilized in making acquisitions.

REPORTS TO STOCKHOLDERS

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1994 for so long as it is subject to those requirements.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         The stock is traded over-the-counter with the trading symbol "PXMG". The following high and low bid information was provided by PC Financial Network. The quotations provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                            1997                      HIGH BID          LOW BID

First Quarter (09/30/97)                               $0.188            $0.125
Second Quarter (12/31/97)                              $0.125            $0.050
Third Quarter (03/31/98)                               $0.100            $0.040
Fourth Quarter (06/30/98)                              $0.340            $0.050

                            1998

First Quarter (09/30/98)                               $0.180            $0.125
Second Quarter (12/31/98)                              $0.150            $0.080
Third Quarter (03/31/99)                               $0.120            $0.080
Fourth Quarter (06/30/99)                              $0.125            $0.063

                            1999

First Quarter (09/30/99)                               $0.313            $0.060
Second Quarter (12/31/99)                              $0.220            $0.130



         The number of shareholders of record of the Company's common stock as of September 3, 1999 was approximately 800.

         The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not engaged in any legal proceedings other than the ordinary routine litigation incidental to its business operations, which the Company does not believe, in the aggregate, will have a material adverse effect on the Company, or its operations.

         No Director, Officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such Director, Officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statements disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following table lists all sales of unregistered securities by the Company over the past three years.

Name     # of Shares    Exemption                              Type of Purchaser

Concha       10,000     4(2) (not involving a public offering)    Sophisticated
Irwin       100,000     4(2) (not involving a public offering)    Affiliate
Smith        30,000     4(2) (not involving a public offering)    Affiliate
Martin       20,000     4(2) (not involving a public offering)    Sophisticated
Hanna        10,000     4(2) (not involving a public offering)    Sophisticated
Bristol      50,000     4(2) (not involving a public offering)    Affiliate

All investors, including the non-affiliate investors, were given access to the books and records of the Company, including financial statements, and given the opportunity to ask management any and all questions concerning the Company and its prospects for the future. The non-affiliate issuances of securities were issued as compensation for services provided to the Company as were the affiliate issuances.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         None.

PART F/S

         The financial statements of the Company and supplementary data are included immediately following the signature page to this report. See Part II,
Item 1 for a list of the financial statements and financial statement schedules included.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

         (a) The following documents are filed as part of this report.

1.  FINANCIAL STATEMENTS                                                   PAGE
                                                                           ----

Independent Auditor's Report                                                F-1
Balance Sheets, December 31, 1999 (Unaudited) and
  June 30, 1999 and 1998                                                    F-2
Statements of Operations,
  For the Six Months Ended December 31, 1999 (Unaudited) and
  For the Years Ended June 30, 1999 and 1998                                F-4
Statements of Changes in Stockholders' Equity,
  For the Six Months Ended December 31, 1999 (Unaudited) and
  For the Years Ended June 30, 1999 and 1998                                F-5
Statements of Cash Flows,
  For the Six Months Ended September 30, 1999 (Unaudited) and
  For the Years Ended June 30, 1999 and 1998                                F-6
Notes to Consolidated Financial Statements                                  F-8

2.  FINANCIAL STATEMENT SCHEDULES

         The following financial statement schedules required by Regulation S-X are included herein.

         All Schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3.  EXHIBITS

         The following exhibits are included as part of this report:

Exhibit

NUMBER            EXHIBIT

3.1       Articles of Articles of Incorporation and By-Laws.(1)

27.1      Financial Data Schedule

(1)      Incorporated by reference

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Phoenix Media Group, Ltd.


DATE:   March 16, 2000

BY:  /S/
   ---------------------------
     Ronald R. Irwin, President
       (Principal Executive and
        Accounting Officer)

                            PHOENIX MEDIA GROUP, LTD.

                                      - : -

                              FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998

                                       AND

                          DECEMBER 31, 1999 (UNAUDITED)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Phoenix Media Group, Ltd.
Burbank, California

         We have audited the accompanying balance sheets of Phoenix Media Group, Ltd. as of June 30, 1999 and 1998, and the related statements of operations, retained earnings, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Media Group, Ltd. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

                                                   Respectfully submitted,


                                                   /S/ ROBISON, HILL & CO.
                                                   ----------------------------
                                                   Certified Public Accountants

Salt Lake City, Utah
August 8, 1999

                            PHOENIX MEDIA GROUP, LTD.
                                 BALANCE SHEETS

                                               (Unaudited)
                                               December 31,         June 30,
                                                             ---------------------
                                                    1999        1999        1998
                                                 ---------   ---------   ---------
ASSETS

Cash ..........................................  $   1,477   $   2,312   $   9,563
Investments held for sale .....................       --        57,750        --
                                                 ---------   ---------   ---------

        Total Current Assets ..................      1,477      60,062       9,563
                                                 ---------   ---------   ---------

PROPERTY AND EQUIPMENT

Office Equipment ..............................     13,721      12,965      12,965
Radio Equipment ...............................     21,256      16,405      13,045
Office Condominium ............................     75,000      75,000      75,000
Vehicles ......................................     34,173      15,200      15,200
                                                 ---------   ---------   ---------

Less Accumulated Depreciation .................    (38,480)    (33,560)    (21,996)
                                                 ---------   ---------   ---------

        Net Property and Equipment ............    105,670      86,010      94,214
                                                 ---------   ---------   ---------

OTHER ASSETS

Stockholder Loans .............................     19,412      18,432      19,691
Intangibles (Net of Accumulated Amortization of
   $52,540 and $39,540) .......................      5,960      12,460      25,460
Goodwill (Net of Accumulated Amortization of
   $16,167 and $12,167) .......................      1,833       3,833       7,833
                                                 ---------   ---------   ---------

        Total Non Current Assets ..............     27,205      34,725      52,984
                                                 ---------   ---------   ---------

        Total Assets ..........................  $ 134,352   $ 180,797   $ 156,761
                                                 =========   =========   =========


                            PHOENIX MEDIA GROUP, LTD.
                                 BALANCE SHEETS
                                   (CONTINUED)

                                                  (Unaudited)
                                                  December 31,         June 30,
                                                                 ---------------------
                                                        1999        1999        1998
                                                     ---------   ---------   ---------
LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES
Accounts payable ..................................  $   8,620   $   2,135   $   4,894
Accrued expenses ..................................     13,928      19,128      20,728
Stockholder loans .................................      8,000       8,000       8,000
Current portion of long-term debt .................      4,732         477         437
                                                     ---------   ---------   ---------

        Total Current Liabilities .................     35,280      29,740      34,059
                                                     ---------   ---------   ---------

LONG-TERM DEBT ....................................     63,596      48,230      48,708
                                                     ---------   ---------   ---------

Stockholders' equity
  Series A convertible preferred stock
     (par value $.01), 5,000,000 shares authorized,
      no shares issued or outstanding .............       --          --          --
     June 30, 1999 and 1998
  Common Stock (par value $.001),
     50,000,000 shares authorized,
     6,720,649 shares issued and outstanding
     June 30, 1999, and 1998 ......................      6,881       6,721       6,721
Paid in capital in excess of par value ............    317,689     285,849     285,849
Retained deficit ..................................   (289,094)   (189,743)   (218,576)
                                                     ---------   ---------   ---------

        Total Stockholders' Equity ................     35,476     102,827      73,994
                                                     ---------   ---------   ---------

        Total Liabilities and Stockholders' Equity   $ 134,352   $ 180,797   $ 156,761
                                                     =========   =========   =========







   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                            STATEMENTS OF OPERATIONS

                                          (Unaudited)
                                          For the Six
                                          Months Ended     For the Year Ended
                                          December 31,            June 30,
                                                         -------------------------
                                               1999          1999          1998
                                           -----------   -----------   -----------
REVENUE

Sales ...................................  $   189,498   $   277,112   $   144,656
Cost of sales ...........................       33,572        80,439        23,247
                                           -----------   -----------   -----------

        Gross Margin ....................      155,926       196,673       121,409

OPERATING EXPENSES

General and Administrative ..............     (222,491)     (162,821)     (172,509)

OTHER INCOME (EXPENSE)

Interest expense ........................       (2,307)       (4,283)       (4,319)
Interest income .........................         --             109           234
Realized loss on sale of investments ....      (32,859)         --            --
Gain (loss) on sale of assets ...........        2,780           (45)         --
                                           -----------   -----------   -----------

Income (loss) before income taxes .......      (98,951)       29,633       (55,185)

Income taxes ............................          400           800           800
                                           -----------   -----------   -----------

Net Income (Loss) .......................  $   (99,351)  $    28,833   $   (55,985)
                                           ===========   ===========   ===========

BASIC & DILUTED EARNINGS (LOSS) PER SHARE  $     (0.01)  $      0.00   $     (0.01)
                                           ===========   ===========   ===========

Weighted Average Shares Outstanding .....    6,826,736     6,720,649     6,720,649
                                           ===========   ===========   ===========










   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                    Capital in
                                           Preferred Stock        Common Stock       Excess of  Retained
                                           Shares    Amount      Shares    Amount    Par Value   Deficit
                                         ---------  ---------  ---------  ---------  ---------  ---------
Balance July 1, 1997 ..................       --    $    --    6,710,649  $   6,711  $ 280,859  $(162,591)

Issuance of shares for services .......       --         --       10,000         10      4,990       --

Net Loss ..............................       --         --         --         --         --      (55,985)
                                         ---------  ---------  ---------  ---------  ---------  ---------

Balance June 30, 1998 .................       --         --    6,720,649      6,721    285,849   (218,576)

Net Income ............................       --         --         --         --         --       28,833
                                         ---------  ---------  ---------  ---------  ---------  ---------

Balance June 30, 1999 .................       --         --    6,720,649      6,721    285,849   (189,743)
                                         ---------  ---------  ---------  ---------  ---------  ---------

Issuance of shares for employee bonuses       --         --      160,000        160     31,840       --

Net Loss ..............................       --         --         --         --         --      (99,351)
                                         ---------  ---------  ---------  ---------  ---------  ---------

Balance December 31, 1999 (Unaudited) .       --    $    --    6,880,649  $   6,881  $ 317,689  $(289,094)
                                         =========  =========  =========  =========  =========  =========





   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                             STATEMENTS OF CASH FLOW

                                                 (Unaudited)
                                                 For the Six
                                                Months Ended    For the Year Ended
                                                 December 31,         June 30,
                                                                -------------------
                                                       1999       1999       1998
                                                     --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) .................................  $(99,351)  $ 28,833   $(55,985)
Adjustments to reconcile Net income (loss)
   to net cash provided by (used in)
   Operating activities:
      Amortization and depreciation ...............    17,200     29,719     27,417
      (Gain) Loss on sale of assets ...............    (2,780)        45       --
      Common stock issued for services ............    32,000       --         --
      (Gain) Loss on sale of investments ..........    32,859       --         --
   Change in operating assets and liabilities:

      Accounts receivable .........................      --         --        5,500
      Investments held for sale ...................      --      (57,750)      --
      Accounts payable ............................     6,485     (2,759)    (1,071)
      Checks written in excess of cash in bank ....      --         --       (3,994)
      Accrued expenses ............................    (5,200)    (1,600)    20,728
                                                     --------   --------   --------
Net cash used by operating activities .............   (18,787)    (3,512)    (7,405)
                                                     --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Stockholders loans ................................       980      1,259      7,909
Proceeds From Investments .........................    24,300       --         --
Notes receivable ..................................      --         --       19,500
Purchase of property and equipment ................    (5,775)    (4,561)   (15,200)
                                                     --------   --------   --------
Net cash used in investing activities .............    19,505     (3,302)    12,209
                                                     --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of debt ....................      --         --         --
Principle payments on debt ........................    (1,553)      (437)      (404)
Proceeds from capital stock issued ................      --         --        5,000
                                                     --------   --------   --------
Net cash provided by (used in) financing activities    (1,553)      (437)     4,596
                                                     --------   --------   --------

Net increase (decrease) in
  cash and cash equivalents .......................      (835)    (7,251)     9,400
Cash and cash equivalents at beginning of period ..     2,312      9,563        163
                                                     --------   --------   --------
Cash and cash equivalents at end of period ........  $  1,477   $  2,312   $  9,563
                                                     ========   ========   ========

                            PHOENIX MEDIA GROUP, LTD.
                             STATEMENTS OF CASH FLOW
                                    CONTINUED

                                                 (Unaudited)
                                                 For the Six
                                                Months Ended    For the Year Ended
                                                 December 31,         June 30,
                                                                -------------------
                                                       1999       1999       1998
                                                     --------   --------   --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

   Interest ........................                 $  2,371   $  4,283   $  4,319
   Income taxes ....................                      800        --       1,050

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: None
---------------------------------------------------------------------





























   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies of Phoenix Media Group, Ltd. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         The unaudited financial statements as of December 31, 1999 and for the Six months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the Four months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full Year.

ORGANIZATION AND BASIS OF PRESENTATION

         The Company was organized under the laws of the State of Utah on December 5, 1985 as Bullseye Corp. On June 22, 1992 the name of the Company was changed to Natural Solutions, Ltd. and the corporate domicile was changed to the State of Nevada. On March 25, 1994, the Company name was changed to Phoenix Media Group, Ltd. The Company is in the development stage through June 30, 1994. The June 30, 1995 year is the first year during which it is considered an operating company.

NATURE OF BUSINESS

         The Company was formed for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have potential for profit. The Company's objective is to become a major player in the communications industry with an emphasis on radio, television and Internet services.

CASH EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE

         In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (EPS). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share.

         The reconciliations of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations are as follows:

                                     For the Six Months Ended December 31, 1999
                                     ------------------------------------------
                                                                      Per Share
                                            Income        Shares       Amount
                                           ---------     ---------    ---------
EPS
Net Income to common
SHAREHOLDERS ..........................    $ (99,351)    6,826,736        (0.01)
                                           =========     =========    =========

                                             For the Year Ended June 30, 1999
                                           ------------------------------------
                                                                      Per Share
                                            Income        Shares       Amount
                                           ---------     ---------    ---------

EPS
Net Income to common
SHAREHOLDERS .........................     $  28,833     6,720,649     $    --
                                           =========     =========     =========

                                             For the Year Ended June 30, 1998
                                           ------------------------------------
                                                                      Per Share
                                            Income        Shares       Amount
                                           ---------     ---------    ---------
EPS
Net Loss to common
SHAREHOLDERS ..........................    $ (55,985)    6,720,649    $   (0.01)
                                           =========     =========    =========

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------

AMORTIZATION

         Intangibles and goodwill are amortized using the straight line method over five years. Amortization expense related to intangibles and goodwill totaled $17,000 for each of the years ended June 30, 1999 and 1998.

         Goodwill was created by the excess of the purchase price over cost of acquisitions made in fiscal year 1995, and is amortized on a straight-line basis over 5 years. Management regularly assesses the carrying amount of intangible assets and where, in their opinion, the value is less than the carrying amount, the loss is recognized immediately.

         The Company has implemented the provisions of SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the assets and its eventual disposition (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

DEPRECIATION

         Office furniture, equipment and leasehold improvements, are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the related assets as follows:

                  Office furniture                            5-10 years
                  Equipment                                   5-  7 years
                  Vehicles                                    5-10 years
                  Office Condominium                          39    years

         Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------

PERVASIVENESS OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Certain   reclassifications  have  been  made  in  the  1998  financial statements to conform with the 1999 presentation.

CONCENTRATION OF CREDIT RISK

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

INVESTMENTS

         The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

         Investments in securities are summarized as follows:

                                                        December 31, 1999
                                                 -------------------------------
                                                   Gross     Gros
                                                Unrealized Unrealized    Fair
                                                    Gain      Loss       Value
                                                 ---------  ---------  ---------

Trading Securities ............................       --         --         --
                                                 =========  =========  =========

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------

INVESTMENTS (CONTINUED)

                                                          June 30, 1999
                                                 -------------------------------
                                                   Gross     Gros
                                                Unrealized Unrealized    Fair
                                                    Gain      Loss       Value
                                                 ---------  ---------  ---------

Trading Securities .........................        --          --        57,750
                                               =========   =========   =========

                                                         June 30, 1998
                                                 -------------------------------
                                                   Gross     Gros
                                                Unrealized Unrealized    Fair
                                                    Gain      Loss       Value
                                                 ---------  ---------  ---------

Trading Securities ............................       --         --         --
                                                 =========  =========  =========

         Realized Gains and losses are determined on the basis of specific identification. During the six months ended December 31, 1999 and the years ended June 30, 1999 and 1998, sales proceeds and gross realized gains and losses on securities classified as trading securities were:

                                          (Unaudited)
                                          For the Six
                                         Months Ended     For the Year Ended
                                         December 31,            June 30,
                                                         -----------------------
                                             1999          1999          1998
                                           ---------     ---------     ---------

Sale Proceeds ........................     $  24,300     $    --       $    --
                                           =========     =========     =========

Gross Realized Losses ................     $  32,859     $    --       $    --
                                           =========     =========     =========

Gross Realized Gains .................     $    --       $    --       $    --
                                           =========     =========     =========

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 2 - CAPITAL TRANSACTIONS

PREFERRED STOCK

         The Board of Directors of the Company has the authority to fix by resolution for each particular series of preferred stock the number of shares to be issued; the rate and terms on which cumulative or non-cumulative dividends shall be paid; conversion features of the preferred stock; redemption rights and prices, if any; terms of the sinking fund, if any to be provided for the shares; voting powers of preferred shareholders; and any other special rights, qualifications, limitations, or restrictions.

NOTE 3 - STOCK OPTIONS

         Effective April 9, 1993 the Board of Directors approved a five year "Option to Purchase" to be exercised on or after May 1, 1993 and to expire at midnight, mountain time, on June 30, 1998. Under the provisions of the plan, options to purchase up to 230,000 shares at prices ranging from $1.00 to $5.00 per share were granted to eight directors and members of the Advisory Board. The purchase price for the common stock under these options may be paid in cash, by delivering shares of common stock already owned by the optionee (valued at its fair market value at the time of exercise), by delivering options (valued at the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price), or other consideration acceptable to the Company. At June 30, 1998 all 230,000 options expired unexercised.

NOTE 4 - INCOME TAXES

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. Deferred benefits of $64,000 and $74,000 for the years ended June 30, 1999 and 1998 respectively, are the result of net operating losses.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 4 - INCOME TAXES (CONTINUED)

         The Company has recorded net deferred income taxes in the accompanying balance sheets as follows:

                                                              As at June 30,
                                                          ---------------------
                                                            1999        1998
                                                          ---------   ---------
Future deductible temporary differences related to
   Reserves, accruals, and net operating losses ........  $  64,000   $  74,000
Valuation allowance ....................................    (64,000)    (74,000)
                                                          ---------   ---------
Net Deferred Income Tax ................................  $    --     $    --
                                                          =========   =========


         As of June 30, 1999, the Company had a net operating loss ("NOL") carry forward for income tax reporting purposes of approximately $189,000 available to offset future taxable income. This net operating loss carry forward expires at various dates between June 30, 2001 and 2009. A loss generated in a particular year will expire for federal tax purposes if not utilized within 15 years. Additionally, the Internal Revenue Code contains provisions which could reduce or limit the availability and utilization of these NOLs if certain ownership changes have taken place or will take place. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the NOLs, the Company established a valuation allowance for the entire net deferred income tax asset of $64,000 as of June 30, 1999. Also consistent with SFAS No. 109, an allocation of the income (provision) benefit has been made to the loss from continuing operations.

         The difference between the effective income tax rate and the federal statutory income tax rate on the loss from continuing operations are presented below:

                                                              As at June 30,
                                                          ---------------------
                                                            1999        1998
                                                          ---------   ---------

Expense (Benefit) at the federal statutory rate of 34%    $   9,800   $ (19,000)
Nondeductible expenses                                          340         (12)
                                                          ---------   ---------
Utilization of net operating loss carryforward            $ (10,140)  $  19,012
                                                          ---------   ---------
                                                          $     --    $     --
                                                          =========   =========

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                 (REFERENCES TO DECEMBER 31, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 5 - RELATED PARTY TRANSACTIONS

         During 1997 The Company loaned an officer/director $20,100, interest at 1%, repayable at $201 per month for ten months with a balloon payment due in 2007. In addition an officer/director advanced $8,000 at 0% interest, to the Company.

         During the six months ended December 31, 1999, the Company loaned an additional $980.

NOTE 6 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                 (Unaudited)
                                                 December 31,    As at June 30,
                                                               -----------------
                                                       1999      1999      1998
                                                     -------   -------   -------
Mortgage payable with interest at 8.75%,
  payable monthly $393.36, due March 22,
 2003, collateralized by deed of trust ...........   $48,474   $48,707   $49,145

Note Payable with interest at 4.90%,
  payable monthly $398.81, due July 15, 2004 .....    19,854      --        --
                                                     -------   -------   -------

Less Current Maturities ..........................     4,732       477       437
                                                     -------   -------   -------

Net Long-term Debt ...............................   $63,596   $48,230   $48,708
                                                     =======   =======   =======

Annual principal payments on long-term debt are as follows:

2000                          $            4,732
2001                                       4,633
2002                                       4,886
2003                                       5,154
2004                                       3,333
                              ------------------

thereafter                    $           45,844
                              ==================